February 17, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Larry Spirgel

Re:	Provision Holding, Inc.

Registration Statement on Form S-1, Filed November 22, 2016, File No. 333-214757

Form 10-K for Fiscal Year Ended June 30, 2016, File No. 333-127347

Dear Mr. Spirgel:

Provision Holding, Inc. (the “Company”) is in the process of preparing its Form 10-Q for the quarter ended December 31, 2016. The financial statements from the Form 10-Q will be included with its Form S-1. The Company anticipates filing its Form 10-Q on February 21, 2017.

After filing its Form 10-Q, the Company anticipates filing the Form S-1 shortly thereafter.

Please at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc:	Curt Thornton